December 11, 2018

Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer
Houghton Mifflin Harcourt Company
125 High Street
Boston, MA 02110

       Re: Houghton Mifflin Harcourt Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 8, 2018
           File No. 001-36166

Dear Mr. Abbott, Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Note 16: Segment Reporting, page 111

1. We note that you report two reportable segments with the Education segment representing
       88% of total net sales. Please tell us whether you have identified separate operating segments that are being aggregated within the Education segment, and if so, tell us how you evaluated the aggregation criteria in ASC 280-10-50-11 in your determination. Please tell us and disclose the factors used to identify your reportable segments, including your basis for organization pursuant to ASC 280-10-50-21.
 Joseph P. Abbott, Jr.
Houghton Mifflin Harcourt Company
December 11, 2018
Page 2
Form 10-Q for the interim period ended September 30, 2018

Note 2: Adoption of New Revenue Recognition Accounting Standard, page 9

2. It appears from your disclosures that revenue is recognized both over time and at a point in time. Please tell us your consideration of disaggregating revenue on this basis pursuant to ASC 606-10-50-5. Also refer to guidance in ASC 606-10-55-91(f).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameJoseph P. Abbott, Jr.                       Sincerely,
Comapany NameHoughton Mifflin Harcourt Company
                                                              Division of
Corporation Finance
December 11, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName